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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                SCHEDULE 13E-3/A
                        Rule 13E-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                               (Amendment No. 3)

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                             COMAIR HOLDINGS, INC.
                                (Name of Issuer)

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                             DELTA AIR LINES, INC.
                         DELTA AIR LINES HOLDINGS, INC.
                               KENTUCKY SUB, INC.
                      (Name of Person(s) Filing Statement)

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                           Common Stock, No Par Value
                         (Title of Class of Securities)

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                                 199789 10 8
                     (CUSIP Number of Class of Securities)
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                           Robert S. Harkey, Esquire
                    Senior Vice President - General Counsel
                             Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                                 (404) 715-2387
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

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                                With Copies to:

                                 Joseph Rinaldi
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

    This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule
       13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of  1933.
c. [X] A tender offer.
d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

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     This Amendment No.3 amends and supplements the Rule 13e-3 Transaction
Statement on Schedule 13E-3 (as previously amended, the "Schedule 13E-3") filed on October 22, 1999 by (i) Delta Air Lines, Inc., a Delaware corporation ("Delta"), (ii) Kentucky Sub, Inc., a Kentucky corporation ("Kentucky Sub") and an indirect wholly-owned subsidiary of Delta and (iii) Delta Air Lines Holdings, Inc., a Delaware corporation ("Delta Holdings") and a direct wholly-owned subsidiary of Delta, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Kentucky Sub for all of the issued and outstanding shares (the "Shares") of common stock, no par value, of Comair Holdings, Inc. ("Comair"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) to the Schedule 13E-3.

     Capitalized terms not separately defined herein shall have the meanings specified in the Schedule 13E-3.

Item 3. Past Contacts, Transactions or Negotiations

     Items (a)(1) and (a)(2) are hereby amended and supplemented as follows:

     In accordance with the Memorandum of Understanding described in Item 16 below, on November 10, 1999, Delta, Kentucky Sub and Comair entered into Amendment No. 1 to the Merger Agreement, amending the Merger Agreement to eliminate the $50 million Termination Fee payable by Comair to Delta if Comair or Delta were to terminate the Merger Agreement as a result of Comair's receiving and accepting a Superior Proposal or in certain other circumstances. A copy of Amendment No. 1 to the Merger Agreement is attached as Exhibit (a)(8) to Amendment No. 3 to the Tender Offer Statement on Schedule 14D-1 (as amended, the "Schedule 14D-1"), filed by Delta, Kentucky Sub and
Delta Holdings, and is incorporated herein by reference.

Item 4. Terms of the Transaction

     Item 4(a) is hereby amended and supplemented as follows:

     The first paragraph under "The Tender Offer - Acceptance for Payment and Payment for Shares" in the Offer to Purchase that is incorporated by reference in Item 4(a) of the Schedule 13E-3 is hereby deleted and replaced in its entirety with the following paragraph:

     "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Kentucky Sub will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the Expiration Date, if the conditions to the Offer have been satisfied or waived on or prior to the Expiration Date. However, subject to the applicable rules of the SEC, Kentucky Sub expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law, including the HSR Act."

Item 16. Additional Information

     Item 16 is hereby amended and supplemented as follows:

     On November 1, 1999, an action styled Schutte v. Comair Holdings, Inc., et al., Index No. 99-CI-06569, was commenced by a purported Comair shareholder in the Jefferson County Circuit Court, Commonwealth of Kentucky. A copy of the complaint is attached to Amendment No. 3 to the Schedule 14D-1 as Exhibit
(g)(6) and is incorporated herein by reference. The complaint in the Schutte action names as defendants Comair, the members of the Comair Board and Delta. It makes allegations and seeks relief substantially similar to the allegations made and relief sought in the Schear amended complaint and in the Barkley complaint, which are described in the Schedule 13E-3.

     On November 10, 1999, counsel for the parties to all of the various actions brought on behalf of certain Comair shareholders entered into a memorandum of understanding (the "Memorandum of Understanding") setting forth the parties' agreement-in-principle to the terms of a proposed settlement of those actions. Under the Memorandum of Understanding, which was agreed to by Comair, the members of the Comair Board and Delta


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(collectively, the "Defendants") solely to avoid the burden, expense and distraction of further litigation, the Defendants agreed to amend the Merger Agreement to eliminate the $50 million Termination Fee payable to Delta if the Merger Agreement were terminated in the event Comair were to receive and accept a Superior Proposal or in certain other circumstances, and agreed to certain other matters, including meeting with plaintiffs' counsel and their financial experts and discussing with them the considerations of the Comair Board leading up to the Merger Agreement and providing plaintiffs' counsel with an opportunity to review and comment upon the disclosure contained in the publicly filed disclosure documents relating to the Merger Agreement. The settlement contemplated in the Memorandum of Understanding is subject to a number of conditions, including consummation of the Offer and the Merger as contemplated in the Merger Agreement; completion by plaintiffs of appropriate discovery reasonably satisfactory to plaintiffs' counsel; drafting and execution of definitive settlement documents; and final approval of the settlement by the Boone County Circuit Court following notice and a hearing regarding its fairness and adequacy to Comair shareholders other than the Defendants. If the Court approves the settlement that is contemplated in the Memorandum of Understanding, the Defendants and certain other parties will be released and discharged from all claims that were or could have been raised against them in the actions or in connection with the Merger Agreement and the actions will be dismissed with prejudice as to a class consisting of all Comair shareholders (other than the Defendants) for the period from May 19, 1999, through and including the Effective Time. In connection with Court approval of the settlement contemplated in the Memorandum of Understanding, plaintiffs' counsel intend to apply to the Court for an award of fees to be paid by Comair or its successor corporation up to an aggregate amount of $675,000 and expenses up to an aggregate of $75,000, which the Defendants have agreed in principle not to oppose. This description of the terms of the proposed settlement is qualified in its entirety by reference to the Memorandum of Understanding, a copy of which is attached to Amendment No. 3 to the Schedule 14D-1 as Exhibit (g)(7) and is incorporated herein by reference.

     The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer and the Merger expired at 11:59 p.m. EST on November 10, 1999.

     On November 11, 1999, Delta and Comair issued a joint press release regarding the proposed settlement and the expiration of the waiting period under the HSR Act. The full text of the press release is attached to Amendment No. 3 to the Schedule 14D-1 as Exhibit (g)(8) and is incorporated by reference herein.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 1999


                                          DELTA AIR LINES, INC.


                                          By: /s/ M. Michele Burns
                                             -----------------------------------
                                             Name:  M. Michele Burns
                                             Title: Vice President and Treasurer


                                          DELTA AIR LINES HOLDINGS, INC.


                                          By: /s/ Leslie P. Klemperer
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                                             Name:  Leslie P. Klemperer
                                             Title: Vice President and Secretary


                                          KENTUCKY SUB, INC.


                                          By: /s/ Dean C. Arvidson
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                                             Name:  Dean C. Arvidson
                                             Title: Secretary











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